Inozyme Pharma, Inc.

321 Summer Street

Suite 400

Boston, Massachusetts 02210

July 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inozyme Pharma, Inc.

Registration Statement on Form S-1

File No. 333-239648

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Inozyme Pharma, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-239648), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on July 23, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian A. Johnson of Wilmer Cutler Pickering Hale and Dorr LLP at (212) 937-7206.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

INOZYME PHARMA, INC.

By:	/s/ Axel Bolte
Name: Axel Bolte
Title: President and Chief Executive Officer

Signature Page to Acceleration Request